Exhibit 99.2

Exhibit 99.2

SANOFI HALF-YEAR FINANCIAL REPORT 2025	35

Exhibit 99.2
2. Half-year management report
2. Half-year management report
A/ Significant events of the first half of 2025
A.1. First-half overview
During the first half of 2025, Sanofi continued to implement its growth and innovation strategy, focused on launching major innovations, reallocating resources and developing cutting-edge R&D. Significant events connected with the implementation of this strategy are described below (for additional information on developments related to Research and Development see also section "A.2. Research and Development").
During the meeting of the Board of Directors on January 29, 2025, the Board authorized Sanofi to repurchase the Company's shares, for an amount not exceeding €5 billion, under the terms and conditions set by the General Meeting of April 30, 2024 in its 19th resolution. As part of this authorization, Sanofi entered into a share buyback agreement with its historical shareholder L'Oréal on February 2, 2025 for the acquisition of 2.34% of Sanofi’s share capital, equivalent to 29,556,650 shares, for a total amount of approximately €3 billion, representing a price of €101.50 per share. The conclusion of that agreement was approved by the Board of Directors on the same day prior to the signing of the agreement, and in accordance with the procedure set forth in Articles L. 225-38 et seq. of the French Commercial Code. In addition, on February 6, 2025 Sanofi entered into a mandate with an investment services provider to repurchase its own shares for a maximum amount of €2 billion, between February 7, 2025 and December 31, 2025.
As part of the Euro Medium Term Note program, Sanofi carried out two bond issues in the first half of 2025. On March 5, a first issue of €1.5 billion was completed, comprising €850 million of floating-rate bonds (3-month Euribor + 0.300%) maturing in March 2027, and €650 million of fixed-rate bonds (2.750% per annum) maturing in March 2031. On June 17, a second issue of €1.5 billion was completed, consisting of two tranches of €750 million each: one at a fixed rate of 2.625% per annum) maturing in June 2029, and the other at a fixed rate of 3.000% per annum maturing in June 2032. Sanofi will use the net proceeds from the issuance of these bonds for general corporate purposes.
On April 30, 2025, Sanofi announced the completion of the transaction with Clayton, Dubilier & Rice (CD&R) relating to Sanofi’s consumer healthcare business, Opella. Sanofi retains a 48.2% equity interest in OPAL JV Co, which indirectly holds 100% of Opella.. Bpifrance holds a minority stake of 1.8% and will be represented on Opella’s Board. As a result of the transaction, Sanofi has recognized a net gain of €2.7 billion, reported within the line item Net income from discontinued operations in the consolidated income statement. Sanofi has received total net cash proceeds of €10.7 billion, presented within the line item Net cash inflow from the Opella transaction in the statement of cash flows.
On May 22, 2025, Sanofi announced that it had entered into an agreement to acquire Vigil Neuroscience, Inc. (“Vigil”), a US-based publicly traded clinical-stage biotechnology company focused on developing novel therapies for neurodegenerative diseases. This acquisition in neurology enhances Sanofi’s early-stage pipeline and includes VG-3927, an oral small molecule TREM2 agonist currently in development for Alzheimer’s disease. Sanofi had previously invested $40 million in June 2024, including a pre-emptive right to VG-3927. Sanofi will acquire all outstanding common shares of Vigil for $8 per share in cash at closing. Based on $8.00 per share, the total equity value of Vigil represents approximately $470 million (on a fully diluted basis). Closing of the transaction is expected in the third quarter of 2025 subject to conditions customary for such a transaction, including the approval of holders of a majority of the outstanding shares of Vigil common stock; the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and other customary conditions.
On May 27, 2025, Sanofi announced the completion of the acquisition of DR-0201, a targeted bispecific antibody developed by Dren Bio, Inc., a privately held clinical-stage biopharmaceutical company. The definitive agreement was signed on March 19, 2025. DR-0201, now named SAR448501, engages myeloid cells for robust B-cell depletion, as demonstrated in preclinical and early clinical studies. Under the merger agreement, Sanofi acquired Dren-0201, a subsidiary of Dren Bio, for an upfront payment of $600 million, supplemented by potential milestone payments of up to $1.3 billion contingent upon attainment of development and commercialization milestones.
On June 2, 2025, Sanofi and Blueprint Medicines Corporation (Blueprint), a US-based, publicly traded biopharmaceutical company specializing in systemic mastocytosis (SM), a rare immunological disease, and other KIT-driven diseases, entered into an agreement under which Sanofi agreed to acquire Blueprint.
The acquisition included a rare immunology disease medicine, Ayvakit/Ayvakyt (avapritinib), approved in the US and the EU, and a promising advanced and early-stage immunology pipeline. Blueprint’s established presence among allergists, dermatologists, and immunologists is expected to enhance Sanofi’s growing immunology pipeline.
Under the terms of the acquisition, Sanofi agreed to pay $129.00 per share in cash at closing, representing an equity value of approximately $9.1 billion for 100% of the shares. Blueprint shareholders also received one non-tradable contractual contingent value right (CVR) per share which entitles the holder to receive two potential milestone payments of $2.00 and $4.00 per CVR on the attainment of future development and regulatory milestones within the applicable milestone period, respectively, for BLU-808. The total equity value of the transaction, including potential CVR payments, represents approximately $9.5 billion on a fully diluted basis. In July 2025, Sanofi obtained control of Blueprint after all tender offer and merger conditions had been met.

36	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
Net sales for the first half of 2025 amounted to €19,889 million, 8.3% higher than in the first half of 2024. At constant exchange rates (CER)(1), net sales rose by 9.9%, driven mainly by strong performances for Dupixent, ALTUVIIIO and Beyfortus.
Net income attributable to equity holders of Sanofi amounted to €5,812 million in the first half of 2025, versus €2,246 million in the first half of 2024. Earnings per share was €4.74 for the first half of 2025, versus €1.80 for the first half of 2024. Business net income(2) was €4,152 million, up 7.6% on the first half of 2024, while business earnings per share (business EPS(2)) was €3.39, 9.7% up on the first half of 2024.
A.2. Research and development
During the first half of 2025, Sanofi maintained its R&D efforts with the aim of improving quality of life for people around the globe by developing innovative vaccines and medicines.
Progress made in R&D during the period is described in detail below, and an update on the R&D pipeline is presented in Section G/ of this half-year management report.
Immunology
Dupixent (dupilumab)
After evaluation under priority review by the US Food and Drug Administration (FDA), Dupixent was approved for the treatment of adult patients with bullous pemphigoid (BP), a chronic, debilitating, and relapsing skin disease with underlying type-2 inflammation that typically occurs in an elderly population. The approval is based on data from the pivotal ADEPT phase 2/3 study that evaluated the efficacy and safety of Dupixent compared to placebo in adults with moderate-to-severe BP. Additional regulatory applications are under review around the world, including in the European Union (EU), Japan, and China.
Dupixent was granted marketing and manufacturing authorization in Japan for the treatment of chronic obstructive pulmonary disease (COPD) in adults whose disease is not adequately controlled with existing therapy. The approval in Japan was based on data from the BOREAS phase 3 study.
itepekimab (IL33 mAb)
The AERIFY-1 phase 3 study evaluating itepekimab in former smokers with inadequately controlled chronic obstructive pulmonary disease (COPD) met the primary endpoint of a statistically significant reduction in moderate or severe acute exacerbations compared to placebo of 27% at week 52, a clinically meaningful benefit. With a reduction of only 2% at week 52, the AERIFY-2 phase 3 study did not meet the same primary endpoint. In the studies, patients were randomized to receive itepekimab every two weeks, every four weeks, or placebo, which was added to inhaled triple or double standard-of-care therapy. The safety of itepekimab was consistent across the studies, and adverse events were generally comparable between treatment and placebo groups. Sanofi and Regeneron are reviewing the data, including the apparent loss of benefit in AERIFY-2, and will discuss with regulatory authorities to evaluate next steps.
The CEREN 1 and CEREN 2 phase 3 studies of two dose regimens of itepekimab compared with placebo as add-on therapy to intranasal corticosteroids in patients with inadequately controlled CRSwNP commenced dosing the first patients.
amlitelimab (CD40 mAb)
The COAST 1 and SHORE phase 3 studies, part of the OCEANA study program in atopic dermatitis (AD), have completed patient recruitment ahead of schedule. Patient recruitment proceeded efficiently, providing an opportunity to optimize the overall sample sizes and robustness of the studies. The OCEANA program is anticipated to read out in 2025 (initial data) and 2026 (full data) and will provide the foundation for potential regulatory submissions.
Rezurock (belumosudil)
Based on a pre-specified interim analysis, a decision was made to discontinue the ROCKnrol-1 phase 3 study evaluating belumosudil in first-line chronic graft-versus-host disease. No major safety concerns were identified.
riliprubart (C1s mAb)
The US FDA granted orphan drug designation to riliprubart for the treatment of antibody-mediated rejection (AMR) in solid organ transplantation. This designation reflects Sanofi’s commitment to addressing a critical unmet need in transplant medicine, where AMR remains a significant challenge with no FDA-approved treatments available.
Rare diseases
Qfitlia (fitusiran)
The US FDA approved Qfitlia, the first antithrombin (AT)-lowering medicine for routine prophylaxis to prevent or reduce the frequency of bleeding episodes in adult and pediatric patients (aged 12 or older) with hemophilia A or B with or without factor VIII or IX inhibitors. The approval is based on data from the ATLAS phase 3 studies that demonstrated clinically meaningful bleed protection as measured by annualized bleeding rates across hemophilia patients with or without inhibitors. In conjunction with
(1)    Non-IFRS financial measure: see definition in D.3., “Net sales”.
(2)    Non-IFRS financial measure: see definition in D.2., “Business net income”.

SANOFI HALF-YEAR FINANCIAL REPORT 2025	37

Exhibit 99.2
2. Half-year management report
the Qfitlia approval, the FDA also cleared Siemens Healthineers’ INNOVANCE® AT assay as a companion diagnostic for Qfitlia to measure AT levels. The medicine is also under regulatory review in China.
Cerezyme (imiglucerase)
The US FDA accepted for review the submission of a supplemental biologics license application (sBLA) for Cerezyme to treat patients with Gaucher disease type 3 (GD3), with no age limitation, for patients with GD1 and GD3. The FDA decision is expected in the first quarter of 2026.
rilzabrutinib (BTK inhibitor)
The US FDA granted orphan drug designation to rilzabrutinib, a novel, advanced, oral, reversible Bruton's tyrosine kinase (BTK) inhibitor that works via multi-immune modulation to target a reduction in vaso-occlusive crises (which may occur via inflammation), in sickle cell disease.
Neurology
tolebrutinib (BTK inhibitor)
The US FDA is evaluating under priority review the regulatory submission of tolebrutinib, the submission of which was accepted in the first half 2025, to treat non-relapsing secondary progressive multiple sclerosis (nrSPMS) and to slow disability accumulation independent of relapse activity. The FDA decision is expected before the end of 2025. A regulatory submission has also been accepted and is under review in the EU. The positive results from the HERCULES phase 3 study that form the basis for these regulatory submissions were published in the New England Journal of Medicine (NEJM) in April 2025. As part of the ongoing regulatory review, discussions with the FDA and the EMA are continuing with respect to efficacy and safety, including liver safety, from the clinical studies.
riliprubart (C1s mAb)
In Japan, riliprubart was granted orphan drug designation for people with chronic inflammatory demyelinating polyneuropathy (CIDP). Despite available therapies, many CIDP patients are left with residual symptoms, including weakness, numbness, and fatigue that can lead to long-term morbidity and diminished quality of life. Approximately 30% of people with CIDP do not respond to standard therapies. The orphan drug designation is granted to medicines that address rare medical diseases or conditions with unmet medical needs. There are currently approximately 4,000 people diagnosed with CIDP in Japan.
Oncology
Sarclisa (isatuximab)
Following the adoption of a positive opinion by the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP), Sarclisa in combination with the standard-of-care regimen bortezomib, lenalidomide, and dexamethasone (VRd) was approved in January in the EU for the treatment of adult patients with newly diagnosed multiple myeloma ineligible for autologous stem cell transplant (NDMM, TI). Sarclisa in combination with VRd was also approved in Japan and China for the treatment of adult patients with NDMM, TI. These approvals are based on data from the IMROZ phase 3 study.
In January, Sarclisa in combination with pomalidomide and dexamethasone was approved in China for the treatment of adult patients with MM who have received at least one prior line of therapy, including lenalidomide and a proteasome inhibitor. This approval is based on results from the pivotal ICARIA-MM phase 3 study, using the China-based IsaFiRsT real-world study as bridging data.
Following the positive opinion by the CHMP, Sarclisa in combination with VRd was approved in the EU for the induction treatment of adult patients with NDMM who are eligible for autologous stem cell transplant. The positive CHMP opinion was based on part one results from the two-part, double-randomized, German-speaking Myeloma Multicenter Group (GMMG)-HD7 study.
Results from the IRAKLIA phase 3 study demonstrated that Sarclisa administered at a fixed dose subcutaneously (SC) via an on-body delivery system in combination with pomalidomide and dexamethasone (Pd) met its co-primary endpoints of non-inferior objective response rate and observed concentration before dosing at steady state compared to intravenous Sarclisa administered at a weight-based dose in combination with Pd in patients with relapsed or refractory (R/R) MM. These results will be the basis for regulatory submissions in the US and in the EU in 2025. Additional studies evaluating Sarclisa SC formulations across different combinations and lines of therapy are ongoing.
Vaccines
MenQuadfi (meningitis, six weeks+)
In May, the US FDA updated MenQuadfi’s approval, which now includes active immunization in children aged six weeks to 23 months for the prevention of invasive meningococcal disease caused by Neisseria meningitidis serogroups A, C, W, and Y.

38	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
Nuvaxovid (COVID-19)
Sanofi’s collaboration partner Novavax, Inc. announced that the US FDA had approved the biologics license application (BLA) for Nuvaxovid for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in adults aged 65 years and older and individuals aged 12 through 64 years who have at least one underlying condition that puts them at high risk for severe outcomes from COVID-19 (e.g. asthma, cancer, diabetes, obesity, smoking). Nuvaxovid has been available for use in the US under Emergency Use Authorization since July 2022 and has full market approvals in the EU, UK and other countries. Under a May 2024 agreement, Sanofi has a co-exclusive license to co-commercialize Nuvaxovid in most countries worldwide and a sole license to Nuvaxovid for use in combination with Sanofi’s flu vaccines, currently in phase 1 clinical studies.
SP0087 (rabies)
The phase 3 study of the vero cell vaccine for the prevention of rabies read out positively on safety and immunogenicity. It is intended for use as a vaccine, and as a booster after two to three years. This study and previous studies support a US regulatory submission for prevention of rabies before and after exposure in all populations in the second half of 2025.
SP0282 (E. coli sepsis)
In February, a scheduled review of the E.mbrace phase 3 study conducted by an independent data monitoring committee (IDMC) determined that Sanofi’s and Johnson & Johnson’s vaccine candidate for extraintestinal pathogenic E. coli was not sufficiently effective at preventing invasive E. coli disease (IED) compared to placebo. No safety signals related to the vaccine candidate were identified and, throughout the study, investigators ensured that participants who developed IED received prompt treatment and care. As a result of the IDMC’s determination, the E.mbrace study was discontinued.
SP0218 (yellow fever)
A vaccine candidate is in development to prevent yellow fever infection in populations aged nine months and older. A phase 3 study in adults has commenced dosing the first patient.
A.3. Other significant events
A.3.1 Corporate governance
The Combined General Shareholders’ Meeting of Sanofi was held on April 30, 2025 at the Palais des Congrès in Paris, and was chaired by Frédéric Oudéa. All resolutions submitted to the vote were adopted by the shareholders. Decisions taken by the General Meeting included approving the individual company and consolidated financial statements for the year ended December 31, 2024 and distributing an ordinary annual dividend of €3.92 per share. The meeting also approved the reappointment of Carole Ferrand, Barbara Lavernos, Emile Voest and Antoine Yver as directors, and ratified the co-opting of Jean-Paul Kress. On a proposal from the Appointments, Governance and CSR Committee, the Board of Directors appointed Clotilde Delbos, independent director, as Chairwoman of the Compensation Committee; she succeeds Patrick Kron, who will remain as a member of the Committee. Following the expiry of Fabienne Lecorvaisier's term of office at the close of the Annual General Meeting of April 30, 2025, the Board of Directors now comprises 16 members, of whom six are women and two are directors representing employees. The Board of Directors retains a large majority of independent directors.
A.3.2. Legal and arbitration proceedings
For a description of the most significant developments in legal and arbitration proceedings since publication of the financial statements for the year ended December 31, 2024, refer to Note B.14. to our condensed half-year consolidated financial statements.
US Department of Health and Human Services (HHS), Office of Inspector General (OIG) Philadelphia Subpoena
In May 2025, Sanofi US received a subpoena from the Philadelphia Office of the US Department of Health and Human Services Office of Inspector General (HHS-OIG). The subpoena seeks information about Sanofi’s agreements with pharmacy benefit managers (PBMs) and group purchasing organizations (GPOs), particularly regarding the provision of drug utilization data from 2020 to the present.
The investigation is being conducted jointly by the US Department of Justice (DOJ), the US Attorney’s Office for the Eastern District of Pennsylvania, and the HHS-OIG. Sanofi is cooperating with this investigation.
US Department of Justice (DOJ) - Civil Investigative Demand (CID) - Beyfortus
In March 2025, Sanofi US received a CID (Civil Investigative Demand) from the US Department of Justice under the False Claims Act. The CID requests information related to the RSV (Respiratory Syncytial Virus) vaccine Beyfortus, which Sanofi co-develops and co-commercializes with a partner company. The CID specifically references a May 2024 FDA inspection of a manufacturing facility in North Carolina where Beyfortus was filled into syringes. Sanofi is cooperating fully and providing the requested information.

SANOFI HALF-YEAR FINANCIAL REPORT 2025	39

Exhibit 99.2
2. Half-year management report
A.3.3. Other events
On June 5, 2025. Sanofi announced the launch of Action 2025, a global employee share ownership plan open to around 70,000 employees in 55 countries. Now in its eleventh year, the program demonstrates the ongoing commitment of Sanofi and its Board of Directors to ensuring that employees benefit from the company’s growth and success.
The shares were offered at a subscription price of €72.97, representing a 20% discount to the average of the 20 opening prices of Sanofi shares from May 7 to June 3, 2025. For every five shares subscribed, employees were entitled to receive one free share (up to a maximum of four free shares per employee). Every eligible employee was able to purchase up to 1,500 Sanofi shares, subject to the maximum legal limit set at 25% of their gross annual salary, minus any voluntary deductions already made under employee savings schemes such as the Company Savings Plan and/or Group Savings Plan and/or Group Retirement Savings Plan (PERCO) during 2025; the above limit does not apply to voluntary contributions to the “PERCOL” retirement savings plan.

40	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
B/ Progress on implementation of the corporate social responsibility strategy
Introducing AIR: Sanofi's updated sustainability strategy
Building on a foundation in corporate social responsibility, Sanofi is introducing an updated sustainability strategy focused on the critical nexus between health and the environment. The AIR strategy addresses three key dimensions:
•Access to healthcare: expanding sustainable and equitable access to care programs for conditions impacted by environmental challenges, with initial focus on respiratory health and diabetes;
•Environmental impact: reducing the environmental impact of Sanofi’s medicines and vaccines and activities across the value chain while adapting to climate- and nature-related changes, with the ambition to reach Net Zero greenhouse gas emissions by 2045; and
•Resilience of healthcare systems: transforming the delivery of care through treatments and collective efforts that reduce the environmental footprint of healthcare systems.
This strategic focus recognizes that 70% of Sanofi’s medicine and vaccine portfolio, and more than 75% of Sanofi’s pipeline, target diseases that are impacted by climate and environmental challenges. It also puts Sanofi in a position to make a meaningful difference through access to care programs and actions to reduce the environmental footprint of healthcare. In these ways, Sanofi can help break the vicious circle between environmental degradation and declining human health.
Reducing the environmental footprint of healthcare: from ambition to results
With 3.6 billion people living in areas sensitive to climate change globally(1), Sanofi aims to reduce the environmental footprint of its medicines and vaccines via an eco-design approach, spanning the entire lifecycle - from raw materials, manufacturing, device and packaging, all the way to distribution, patient use, and end of life.
Starting in 2025, all new medicines and vaccines are adopting an eco-design approach, and by 2030, so will Sanofi’s 20 top sellers. Leveraging a science-based life cycle assessment methodology(2) and its own ISO-compliant eco-design digital intelligence tool, Sanofi has already achieved results in some of its top-selling medicines and vaccines:
•For Dupixent(3), the carbon footprint was reduced by 53%, water use cut by 62% and resource depletion reduced by 30%, by optimizing the active ingredient manufacturing process with the partner Regeneron.
•For Toujeo(3), 27% carbon footprint reduction, 11% water savings, and 18% resource reduction were achieved through improved manufacturing, packaging, and device production.
•For Hexaxim(3), production and packaging were also optimized, resulting in 17% lower carbon footprint, 19% less water use, and 6% fewer resources used.
All measures were compared to the previous generation of those medicines and vaccines. These improvements demonstrate our commitment to reducing environmental impact across ours product range.
Decarbonizing patient care pathways
The healthcare sector generates approximately 5% of global greenhouse gas emissions, with about half of that attributable to the patient care pathway(4). As a key player, Sanofi has the capacity to lead efforts to reduce emissions related to the patient journey.
Sanofi is intensifying its efforts to generate and analyze data that examine how its treatments can help decarbonize patient care pathways. Sanofi has already identified several ways to reduce environmental impact across patient care such as prioritizing prevention, optimizing treatments, and improving care settings.
In a recent study conducted in Spain using real-world evidence, Sanofi demonstrated the positive environmental impact of the all-infant 2023-2024 immunization program against RSV with Beyfortus(5). With immunization coverage exceeding 90% for in-season births and approaching 90% for out-of-season births(6), RSV prevention contributed to lower greenhouse gas emissions through reduced healthcare system utilization and decreased patient transportation, as evidenced by fewer visits to primary care physicians, emergency rooms, and specialists, as well as reduced hospitalizations. The program reduced RSV-related CO2 emissions by 47% compared to the previous year’s standard of care, equivalent to 4.9 kilotons of CO2.
Sustainability dashboard for the second quarter of 2025
Please refer to the sustainability dashboard provided as an appendix to the Sanofi second-quarter 2025 results press release.
(1) World Health Organization newsroom/fact sheet on climate change/key facts: October 12, 2023.
(2) European Platform on environmental life cycle assessment: https://eplca.jrc.ec.europa.eu/EnvironmentalFootprint.html.
(3) Based on an ISO-compliant life cycle assessment study peer-reviewed by independent panels, ensuring transparent and accurate results.
(4) Information from White Paper issued by the Sustainable Markets Initiative health systems task force, https://a.storyblok.com/f/109506/x/88fe7ea368/smi-hstf-pcp-whitepaper.pdf.
(5) Sanofi Beyfortus health-economic model, Gil-Prieto et al. 2024, CVA analysis: ICAO 2024 data, CVA.
(6) Data from the Spanish Ministry of Health (2024), https://www.sanidad.gob.es/areas/promocionPrevencion/vacunaciones/comoTrabajamos/docs/VRS_infantil.pdfb.

SANOFI HALF-YEAR FINANCIAL REPORT 2025	41

Exhibit 99.2
2. Half-year management report

C/ Events subsequent to June 30, 2025
The main events related to research and development that occurred between the end of the reporting period and the date on which the condensed consolidated financial statements were reviewed by the Board of Directors are described in section 'A.2. Research and Development'.
On July 22, 2025, Sanofi announced that it had entered into an agreement to acquire Vicebio Ltd (“Vicebio”), a privately held biotechnology company headquartered in London, UK. The acquisition brings to Sanofi an early-stage combination vaccine candidate for respiratory syncytial virus (RSV) and human metapneumovirus (hMPV), both respiratory viruses, and expands Sanofi’s capabilities in vaccine design and development with Vicebio’s ‘Molecular Clamp’ technology. Under the terms of the agreement, Sanofi would acquire all of Vicebio’s share capital for a total upfront payment of $1.15 billion, with potential milestone payments of up to $450 million based on development and regulatory achievements. The transaction is expected to close in the fourth quarter of 2025, subject to customary closing conditions, including receipt of regulatory approvals.

42	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
D/ Consolidated financial statements for the first half of 2025
Unless otherwise indicated, all financial data in this report are presented in accordance with international financial reporting standards (IFRS), including international accounting standards and interpretations (see Note A.1. to our condensed half-year consolidated financial statements).
Consolidated income statements for the six months ended June 30, 2024 and June 30, 2025

(€ million)	June 30, 2025 (6 months)	as % of net sales	June 30, 2024 (6 months) (a)	as % of net sales
Net sales	19,889	100.0%	18,360	100.0%
Other revenues	1,452	7.3%	1,529	8.3%
Cost of sales	(5,881)	-29.6%	(5,966)	-32.5%
Gross profit	15,460	77.7%	13,923	75.8%
Research and development expenses	(3,717)	-18.7%	(3,335)	-18.2%
Selling and general expenses	(4,506)	-22.7%	(4,303)	-23.4%
Other operating income	533		563
Other operating expenses	(2,476)		(1,977)
Amortization of intangible assets	(777)		(898)
Impairment of intangible assets	(210)		371
Fair value remeasurement of contingent consideration	(61)		(66)
Restructuring costs and similar items	(430)		(1,060)
Other gains and losses, and litigation	(57)		(450)
Operating income	3,759	18.9%	2,768	15.1%
Financial expenses	(361)		(583)
Financial income	184		277
Income before tax and investments accounted for using the equity method	3,582	18.0%	2,462	13.4%
Income tax expense	(711)		(379)
Share of profit/(loss) from investments accounted for using the equity method	85		(22)
Net income from continuing operations	2,956	14.9%	2,061	11.2%
Net income from discontinued operations	2,881	14.5%	202	1.1%
Net income	5,837	29.3%	2,263	12.3%
Net income attributable to non-controlling interests	25		17
Net income attributable to equity holders of Sanofi	5,812	29.2%	2,246	12.2%
Average number of shares outstanding (million)	1,225.5		1,249.4
Average number of shares after dilution (million)	1,230.7		1,253.8
•Basic earnings per share from continuing operations (€)	2.40		1.64
•Basic earnings per share from discontinued operations (€)	2.34		0.16
Basic earnings per share (in euros)	4.74		1.80
•Diluted earnings per share from continuing operations (€)	2.39		1.63
•Diluted earnings per share from discontinued operations (€)	2.33		0.16
Diluted earnings per share (in euros)	4.72		1.79
(a)Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

SANOFI HALF-YEAR FINANCIAL REPORT 2025	43

Exhibit 99.2
2. Half-year management report
D.1. Segment information
D.1.1. Operating segments
In accordance with IFRS 8 (Operating Segments), the segment information reported by Sanofi is prepared on the basis of internal management data provided to our Chief Executive Officer, who is the chief operating decision maker of Sanofi. The performance of the single operating segment is monitored individually using internal reports and common indicators. The operating segment disclosures required under IFRS 8 are provided in Note B.21. to our condensed half-year consolidated financial statements.
The segment information presented by Sanofi consists of a single operating segment: Biopharma.
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Specialty Care, General Medicines and Vaccines franchises plus support and corporate functions, for all geographical territories. It also includes revenues generated from the manufacture of Consumer Healthcare products invoiced to Opella, which constitutes a related party with effect from the deconsolidation date (April 30, 2025). Those revenues, which before that date represented intragroup transactions classified within continuing operations, are presented within Other Revenues in the income statement. The Biopharma operating segment also includes the purchase price of Biopharma products manufactured by Opella.
The “Other” category comprises primarily, but not exclusively, Consumer Healthcare activities not transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital (Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement); and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
D.1.2. Business operating income
We report segment results on the basis of “Business operating income”. This indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of the operating segment and to allocate resources. For a definition of “Business operating income”, and a reconciliation between that indicator and Income before tax and investments accounted for using the equity method, refer to Note B.21.1. to our condensed half-year consolidated financial statements.
In the first half of 2025, “Business operating income” amounted to €5,363 million (versus €4,938 million for the first half of 2024), while “Business operating income margin” was 27.0% (versus 26.9% for the first half of 2024). “Business operating income margin” is a non-IFRS financial measure that we define as the ratio of “Business net income” to our consolidated net sales.
Because our “Business operating income” and “Business operating income margin” are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures. Despite the use of non-IFRS measures by management in setting goals and measuring performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS.
D.2. Business net income (non-IFRS financial measure)
Net income attributable to equity holders of Sanofi for the first half of 2025 was to €5,812 million, 157.9% higher than the first half of 2024 (€2,246 million). “Business net income” for the first half of 2025 amounted to €4,152 million, 7.6% up on the first half of 2024 (€3,859 million). That represents 20.9% of net sales, versus 21.0% for the first half of 2024.
We also report “Business earnings per share” (business EPS), a non-IFRS financial measure which we define as business net income divided by the weighted average number of shares outstanding.
Business EPS was €3.39 for the first half of 2025, 9.7% up on the 2024 first-half figure of €3.09, based on an average number of shares outstanding of 1,225.5 million for the first half of 2025 and 1,249.4 million for the first half of 2024.

44	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
We define “Business net income” as Net income attributable to equity holders of Sanofi determined under IFRS, excluding the following items:
•net income from discontinued operations, including Opella;
•amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature);
•fair value remeasurements of contingent consideration relating to business combinations (IFRS 3), or to divestments of operations meeting the definition of a business;
•expenses arising from the remeasurement of inventories following business combinations (IFRS 3) or acquisitions of groups of assets that do not constitute a business within the meaning of paragraph 2b of IFRS 3;
•restructuring costs and similar items (presented within the line item Restructuring costs and similar items);
•other gains and losses (including gains and losses on major divestments), presented within the line item Other gains and losses, and litigation;
•other costs and provisions related to litigation (presented within the line item Other gains and losses, and litigation);
•(income)/expenses related to financial liabilities accounted for at amortized cost and subject to periodic remeasurement in accordance with paragraph B5.4.6 of IFRS 9 (Financial Instruments);
•tax effects related to the items listed above as well as effects of major tax disputes;
•the share of profits/losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has a strategic alliance; and
•the portion attributable to non-controlling interests of the items listed above.
The table below reconciles Net income attributable to equity holders of Sanofi to our “Business net income” :

(€ million)	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)
Net income attributable to equity holders of Sanofi (IFRS)	5,812	2,246
Net (income)/loss from the discontinued Opella business (b)	(2,881)	(202)
Amortization of intangible assets	777	898
Impairment of intangible assets(c)	210	(371)
Fair value remeasurement of contingent consideration	68	72
Expenses arising from the impact of acquisitions on inventories	—	7
Restructuring costs and similar items	430	1,060
Other gains and losses, and litigation(d)	57	450
Financial (income)/expenses relating to financial liabilities accounted for at amortized cost and subject to periodic remeasurement(e)	50	176
Tax effects of the items listed above:	(384)	(577)
•amortization and impairment of intangible assets	(173)	(48)
•fair value remeasurement of contingent consideration	(14)	(17)
•tax effects of restructuring costs and similar items	(113)	(343)
•other items	(84)	(169)
Other tax effects	11	7
Other items (f)	2	93
Business net income (non-IFRS)	4,152	3,859
Average number of shares outstanding (million)	1,225.5	1,249.4
Basic earnings per share (IFRS) (in euros)	4.74	1.80
Reconciling items per share (in euros) (g)	(1.35)	1.29
Business earnings per share (non-IFRS) (in euros)	3.39	3.09
(a) Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
(b) In 2025, this line includes €2,693 million related to the net gain on the Opella divestment, recognized on the date of loss of control (refer to Note B1.1 to our condensed half-year statements).
(c)    The monitoring of impairment indicators for other intangible assets led to the recognition of impairment losses of€210 million in the first half of 2025 linked to research and development projects.
For the six months ended June 30, 2024, this line corresponds to a net reversal of impairment losses amounting to €371 million, mainly due to an increase in the expected recoverable amounts of certain marketed products and other rights in the Biopharma segment.
(d)    For the first half of 2025, Other gains and losses, and litigation is a charge of €57 million, mainly related to major litigation. That compares with a charge of €450 million in the first half of 2024, mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii.
(e)    This line corresponds to the financial expense arising from remeasurement of the financial liability recognized in the balance sheet to reflect estimated future royalties on sales of Beyfortus in the United States.
(f)    In the first half of 2024, this line mainly comprised an impairment loss taken against the equity interest in EUROAPI, based on the quoted market price: €2.89 as of June 30, 2025, €2.55 as of June 30, 2024.
(g) Corresponds to the reconciliation between basic earnings per share (IFRS) and business earnings per share (non-IFRS): sum total of reconciling items divided by the weighted average number of shares outstanding.

SANOFI HALF-YEAR FINANCIAL REPORT 2025	45

Exhibit 99.2
2. Half-year management report
The most significant reconciling items between “Business net income” and Net income attributable to equity holders of Sanofi relate to (i) the purchase accounting effects of our acquisitions of groups of assets and business combinations, particularly the amortization and impairment of intangible assets (other than software and other rights of an industrial or operational nature); (ii) the impacts of restructuring actions or transactions regarded as non-recurring, where the amounts involved are particularly significant; (iii) the remeasurements recognized through profit or loss in respect of (a) amounts receivable in respect of business divestments and accounted for at fair value, (b) liabilities arising from business combinations (IFRS 3) and accounted for at fair value, (c) liabilities accounted for at amortized cost and subject to periodic remeasurement under IFRS 9; and (iv) the net income from discontinued operations, including Opella. We believe that excluding those impacts enhances an investor’s understanding of our underlying economic performance, because it gives a better representation of our recurring operating performance.
We believe that eliminating charges related to the purchase accounting effects (particularly amortization and impairment of some intangible assets) enhances comparability of our ongoing operating performance relative to our peers. Those intangible assets (principally rights relating to research and development, technology platforms and commercialization of products) are accounted for in accordance with IAS 38 (Intangible Assets) and IFRS 3 (Business Combinations).
We also believe that eliminating the other effects of business combinations (such as the incremental cost of sales arising from the workdown of acquired inventories remeasured at fair value in business combinations) gives a better understanding of our recurring operating performance.
Eliminating restructuring costs and similar items enhances comparability with our peers because those costs are incurred in connection with reorganization and transformation Company’s programs, integration or separation as part of material deals.
We believe that eliminating the effects of transactions that we regard as non-recurring and that involve particularly significant amounts (such as major gains and losses on disposals, and costs and provisions associated with major litigation and other major non-recurring items) improves comparability from one period to the next.
Finally, remeasurements recognized in profit or loss during the period in respect of (i) assets or liabilities accounted for at fair value and recognized in the balance sheet in connection with business acquisitions or divestments or (ii) liabilities accounted for at amortized cost and subject to periodic remeasurement, generally determined on the basis of revised sales forecasts, are not reflective of our operating performance.
In addition to the items mentioned above relating to our continuing operations, “Business net income” excludes net income from the Opella discontinued operation, the results of which have been presented separately in the consolidated income statement since October 2024 (comparative figures have been re-presented on a consistent basis). Under IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), a discontinued operation is defined as a component of an entity that has been disposed of or is classified as held for sale, and represents a separate major line of business. With effect from October 2024, “Business net income” from continuing operations is used by management to measure Sanofi’s financial performance on an ongoing basis. We believe that providing a performance measure aligned with our management approach is useful for investors and analysts.
We remind investors, however, that “Business net income” should not be considered in isolation from, or as a substitute for, Net income attributable to equity holders of Sanofi reported in accordance with IFRS. In addition, we strongly encourage investors and potential investors not to rely on any single financial measure but to review our financial statements, including the notes thereto, carefully and in their entirety.
We compensate for the material limitations described above by using “Business net income” only to supplement our IFRS financial reporting and by ensuring that our disclosures provide sufficient information for a full understanding of all adjustments included in “Business net income.”
Because our “Business net income” and “Business EPS” are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures.

46	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
D.3. Net sales
Net sales for the first half of 2025 amounted to €19,889 million, 8.3% higher than in the first half of 2024. Exchange rate fluctuations had a negative effect of 1.6 percentage points overall, due mainly to adverse trends in the euro exchange rate against the US dollar, Brazilian real and Mexican peso. At constant exchange rates (CER, see definition below), net sales rose by 9.9%, driven mainly by strong performances for Dupixent, ALTUVIIIO and Beyfortus. Divestments and medicines/portfolio streamlining had a negative impact of 0.4 percentage points on sales growth.
Reconciliation of net sales (IFRS) to net sales at constant exchange rates (non-IFRS)

(€ million)	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)	Change
Net sales	19,889	18,360	+8.3%
Effect of exchange rates	286
Net sales at constant exchange rates	20,175	18,360	+9.9%
(a)Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

When we refer to changes in our net sales at constant exchange rates (CER), that means we have excluded the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period, with the exception of countries treated as hyperinflationary economies under IAS 29 (i.e. Argentina and Turkey, see Note A.4 to our condensed half-year consolidated financial statements).
D.3.1. Net sales by segment
Our net sales comprise the net sales generated by our Biopharma segment.

(€ million)	June 30, 2025 (6 months)	June 30, 2024 (6 months)	Change on a reported basis	Change at constant exchange rates
Biopharma segment	19,889	18,360	+8.3%	+9.9%
Total net sales	19,889	18,360	+8.3%	+9.9%

SANOFI HALF-YEAR FINANCIAL REPORT 2025	47

Exhibit 99.2
2. Half-year management report
D.3.2. Net sales by medicine, vaccine and geography
Net sales by main product and geographical region break down as follows:

(€ million)	Total sales	Change (reported)	Change (CER)	United States	Change (CER)	Europe	Change (CER)	Rest of the world	Change (CER)
Immunology
Dupixent	7,312	+19.1%	+20.7%	5,283	+20.7%	944	+22.3%	1,085	+19.2%
Kevzara	245	+29.6%	+30.7%	151	+46.7%	65	+10.2%	29	+12.0%
Rare diseases
Fabrazyme	525	—%	+1.0%	261	+0.8%	134	+3.9%	130	-1.5%
ALTUVIIIO (*)	542	+93.6%	+95.4%	456	+78.4%	—	—%	86	+304.8%
Nexviazyme / Nexviadyme (*)	387	+20.9%	+21.6%	195	+13.2%	132	+38.9%	60	+17.6%
Cerezyme	363	-10.8%	-8.6%	91	-4.2%	119	-5.6%	153	-13.0%
Alprolix	305	+12.5%	+13.7%	240	+7.6%	—	—%	65	+43.5%
Myozyme	275	-25.9%	-24.8%	91	-24.6%	97	-33.1%	87	-13.5%
Aldurazyme	163	+1.2%	+1.9%	36	+2.8%	43	-4.4%	84	+5.0%
Cerdelga	166	+0.6%	+1.2%	89	-1.1%	68	+4.6%	9	—%
Eloctate	135	-29.3%	-28.8%	97	-22.8%	—	—%	38	-40.6%
Cablivi (*)	136	+20.4%	+20.4%	71	+18.3%	55	+25.6%	10	+10.0%
Xenpozyme (*)	110	+52.8%	+54.2%	47	+27.0%	44	+83.3%	19	+81.8%
Qfitlia (Fitusiran) (*)	1	—%	—%	1	—%	—	—%	—	—%
Neurology
Aubagio	138	-34.0%	-33.0%	76	-18.8%	40	-57.9%	22	+22.2%
Oncology
Sarclisa (*)	276	+21.6%	+22.5%	119	+20.0%	83	+29.7%	74	+19.0%
Jevtana	141	+0.7%	+0.7%	108	+9.0%	2	-50.0%	31	-16.7%
Fasturtec	88	+2.3%	+3.5%	57	+1.8%	25	+4.3%	6	+14.3%
Other medicines
Lantus	876	+15.4%	+17.7%	395	+47.8%	149	-14.9%	332	+9.9%
Toujeo	692	+9.1%	+10.3%	126	+8.5%	248	+2.9%	318	+17.4%
Plavix	473	—%	+1.9%	3	—%	44	-4.3%	426	+2.6%
Lovenox	447	-13.7%	-11.0%	9	+50.0%	247	-19.0%	191	-1.0%
Rezurock (*)	263	+27.1%	+28.0%	220	+18.1%	23	+91.7%	20	+185.7%
Praluent	267	+8.1%	+8.5%	—	—%	209	+22.9%	58	-23.4%
Thymoglobulin	248	+0.8%	+2.4%	154	—%	21	+10.5%	73	+5.7%
Aprovel	212	-0.5%	+0.9%	3	+50.0%	35	-5.4%	174	+1.7%
Multaq	160	-1.2%	-0.6%	145	+1.4%	5	-16.7%	10	-18.2%
Soliqua/iGlarLixi	136	+19.3%	+21.1%	44	+15.8%	26	+13.0%	66	+28.3%
Tzield (*)	29	+38.1%	+38.1%	27	+35.0%	1	—%	1	—%
Mozobil	16	-65.2%	-63.0%	2	-60.0%	5	-82.1%	9	-23.1%
Other	1,971	-12.9%	-10.4%	176	-16.7%	584	-12.1%	1,211	-8.6%
Industrial Sales	251	-8.4%	-8.0%	1	—%	241	-11.0%	9	—%
Vaccines
RSV vaccine (Beyfortus) (*)	356	+78.0%	+79.0%	68	-43.1%	85	+1114.3%	203	+168.8%
Polio / Pertussis / Hib Vaccines & Boosters	1,361	+1.0%	+2.4%	320	+3.9%	223	-10.1%	818	+5.8%
Influenza Vaccines	214	+13.8%	+15.4%	54	+237.5%	52	+73.3%	108	-21.8%
Meningitis, Travel and Endemics Vaccines	609	+4.5%	+5.5%	319	+7.3%	96	-2.1%	194	+6.5%
Biopharma	19,889	+8.3%	+9.9%	9,535	+16.4%	4,144	+1.8%	6,210	+6.4%
Launches (*)	2,100	+45.8%	+46.9%	1,204	+27.1%	423	+71.5%	473	+100.0%
Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation, forming the basis for the percentage change data calculated in the above table.

48	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
D.3.3. Biopharma segment
In the first half of 2025, revenue from the Biopharma business (see “Chapter D.1. Segment Information” for detailed segment information) was €19,889 million, up 8.3% on a reported basis and 9.9% at constant exchange rates (CER), driven by Dupixent and new launches.
Comments on the performances of our major Biopharma segment products are provided below.
New pharma launches
ALTUVIIIO (hemophilia A) generated sales of €542 million in the first half of 2025, primarily in the United States, driven by continued patient switches from older plasma-derived and recombinant factor medicines and to a lesser extent from non-factor treatments. Sales in the Rest of the World region, at €86 million, benefited from the launch in Japan and sales of supplies to Sanof'’s collaboration partner Sobi in Europe. Sales of the hemophilia A franchise (ALTUVIIIO + Eloctate) reached €683 million (+45% CER versus the first half of 2024), due to the strong commercial performance of ALTUVIIIO.
Nexviazyme/Nexviadyme (Pompe disease) sales reached €387 million, up 21.6% CER, driven by Europe (+38.9% CER) and the United States (+13.2% CER at €195 million) where all eligible/non-pediatric patients have converted from Myozyme/Lumizyme. Sales of the Pompe disease franchise (Nexviazyme/Nexviadyme and Myozyme/Lumizyme combined) reached €668 million, down 3.3% CER. Nexviazyme/Nexviadyme sales now represent 58% of the Pompe disease franchise.
Over the same period, sales of Sarclisa (multiple myeloma) reached €276 million, up 22.5% CER, driven by increased use in the front-line setting and market share gains globally.
Sales of Rezurock (chronic graft-versus-host disease, third line) reached €263 million in the first half, up 28.0% CER, driven by the United States (+18.1% CER) and by a significant increase in volumes in Europe (€23 million) and the Rest of the World (€20 million).
Sales of Cablivi (acquired thrombotic thrombocytopenic purpura) reached €136 million (+20.4% CER) in the first half, driven by an increase in the number of patients identified for this treatment (aided by artificial intelligence in the United States), and by launches in Europe and the Rest of the World.
Sales of Xenpozyme (acid sphingomyelinase deficiency) were €110 million in the first half, up 54.2% CER, reflecting an increase in the number of patients identified for this treatment across all regions.
Sales of Tzield (delayed onset of type 1 diabetes) reached €29 million (+38.1% CER) with sales benefiting from ongoing investment in education and progress in screening.
Qfitlia (hemophilia A and B) received marketing authorization in the United States on March 28, 2025, with sales in the first half of 2025 amounting to €1 million.
Immunology
Dupixent generated net sales of €7,312 million in the first half of 2025, up 19.1% on a reported basis and 20.7% at constant exchange rates. Global sales were driven by increased use in all approved indications, including atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyposis, eosinophilic esophagitis, prurigo nodularis and chronic spontaneous urticaria, plus emerging use in COPD and bullous pemphigoid. In the United States, sales of Dupixent reached €5,283 million in the first half of 2025, driven by volume across all established and newly approved indications. In Europe, the product’s net sales for the first half of 2025 totaled €944 million, up 22.3% CER, reflecting strong momentum in all approved indications. In the Rest of the World region, Dupixent posted net sales of €1,085 million (+19.2% CER).
Other main medicines
Lantus sales were €876 million (+17.7% CER) in the first half of 2025. In the United States, sales were up 47.8% CER, benefiting from windfall sales due to the unavailability of competing medicines. In the Rest of the World region, sales were up 9.9% CER; conversely, sales in Europe decreased by 14.9% CER.
Toujeo sales rose by 10.3% CER to €692 million, driven by the Rest of the World region (+17.4% CER), where the product continued to increase its share of the buoyant basal insulin market.
Sales of the Fabry disease treatment Fabrazyme reached €525 million in the first half of 2025 (+1.0% CER), reflecting slight growth in the number of patients.
Plavix sales were up 1.9% CER at €473 million, reflecting volume growth in the Rest of the World region offset by volume-based procurement in China.
Lovenox sales decreased by 11.0% CER to €447 million, mainly as a result of the impact from biosimilar competition in Europe.
Cerezyme sales decreased by 8.6% CER to €363 million, due to the absence of inflationary pressure in 2025 and the cessation of treatment by some patients. Sales for the Gaucher disease franchise (Cerezyme and Cerdelga) were €539 million, down 5.8% CER.
In the first half of 2025, sales of Alprolix amounted to €305 million, up 13.7% CER, driven by the Rest of the Word region and the United States.
Sales of Myozyme/Lumizyme decreased by 24.8% CER in the first half of 2025 to €275 million, due to the ongoing shift to Nexviazyme/Nexviadyme as mentioned above.

SANOFI HALF-YEAR FINANCIAL REPORT 2025	49

Exhibit 99.2
2. Half-year management report
First-half net sales of Praluent reached €267 million, an increase of 8.5% CER driven by higher sales in Europe, partly offset by lower sales in the Rest of the World region.
Thymoglobulin sales rose by 2.4% CER in the first half of 2025 to €248 million, driven by the Rest of the World region.
Cerdelga sales were €166 million, up 1.2% CER, reflecting continued growth in Europe but a decline in sales in the United States.
Eloctate posted sales of €135 million in the first half of 2025, down 28.8% CER, reflecting switches to ALTUVIIIO.
Sales of Aubagio were down 33.0% CER at €138 million, in line with the loss of exclusivity in the United States and Europe in 2023. Aubagio sales are expected to continue to decline.
Vaccines
In the first half of 2025, Vaccines sales were up 9.5% on a reported basis and 10.9% CER at €2,540 million, driven by expansion of Beyfortus into new markets.
Sales of Polio/Pertussis/Hib (PPH) Vaccines, including Boosters, rose by 2.4% CER to €1,361 million, primarily driven by demand for boosters to re-vaccinate adolescents and adults and by pediatric combos in the United States and international markets.
Meningitis, Travel and Endemics Vaccines sales increased by 5.5% CER to €609 million, reflecting a favorable ordering pattern in meningitis in the United States and the Rest of the World region, partly offset by phasing of travel and endemics vaccines.
Beyfortus sales reached €356 million, driven by additional sales in the Northern Hemisphere, in particular Germany. In the Rest of the World region, sales were driven by the roll-out in Japan and Brazil, and by expansion in Australia. Beyfortus is routinely protecting babies in more than 25 countries.
Sales of Influenza Vaccines reached €214 million, up 15.4% CER, due to one-offs from late-season immunizations in the US and Europe, while sales in the Rest of the World region decreased by 21.8% CER due to increased competition.
D.3.4. Net sales by geographical region

(€ million)	June 30, 2025 (6 months)	June 30, 2024 (6 months)	Change on a reported basis	Change at constant exchange rates
United States	9,535	8,292	+15.0%	+16.4%
Europe	4,144	4,072	+1.8%	+1.8%
Rest of the World	6,210	5,996	+3.6%	+6.4%
of which China	1,388	1,406	-1.3%	+0.1%
Total net sales	19,889	18,360	+8.3%	+9.9%
Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation, forming the basis for the percentage change data calculated in the above table.

In the first half of 2025, net sales in the United States reached €9,535 million, up 15.0% on a reported basis and 16.4% at constant exchange rates, driven strong growth for Dupixent, pharma launches and a temporary increase in demand for Lantus, although sales of some legacy medicines were lower. Vaccines sales were broadly stable, though Beyfortus sales decreased.
In Europe, 2025 first-half net sales rose by 1.8% both on a reported basis and at constant exchange rates, to €4,144 million. Growth was driven by Dupixent and launches, partially offset by lower sales of other main medicines and vaccines.
In the Rest of the World region, first-half net sales were up 3.6% on a reported basis and 6.4% at constant exchange rates at €6,210 million, driven mainly by Dupixent, Beyfortus, pharma launches, insulins, and PPH and booster vaccines, while other medicines and flu vaccines declined. Sales in China were down 1.3% on a reported basis but up 0.1% CER at €1,388 million, and were generally impacted by the declining market and by lower prices as a result of the renewed national reimbursement drug list and volume-based procurement.

50	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
D.4. Other income statement items
D.4.1. Other revenues
Other revenues decreased by 5.0% to €1,452 million in the first half of 2025 (versus €1,529 million in the first half of 2024).
The Other revenues line item includes VaxServe sales of non-Sanofi products, amounting to €842 million (versus €854 million in 2024). In addition, Other revenues includes sales of Opella products in markets retained by Sanofi (€206 million); sales to Opella (€61 million); royalties (€68 million); and sales of other services/manufacturing services (€275 million).
D.4.2. Gross profit
Gross profit for the first half of 2025 was €15,460 million, versus €13,923 million for the first half of 2024, a rise of 11.0%, driven by a portfolio shift towards specialty care and an enhanced product mix. Gross margin (the ratio of gross profit to net sales) also increased, reaching 77.7% in the first half of 2025 (versus 75.9% in the first half of 2024).
D.4.3. Research and development expenses
Research and development expenses (R&D expenses) in the first half of 2025 totaled €3,717 million (versus €3,335 million in the first half of 2024). The increase is explained mainly by (i) a one-time reimbursement in the first half of 2024 (the comparative period) for past ALTUVIIIO development, and (ii) wind-down costs for the discontinued E. coli sepsis vaccine candidate.
R&D expenses represent 18.7% of net sales, compared with 18.2% in the first half of 2024, and a year-on-year increase of 11.5%.
D.4.4. Selling and general expenses
Selling and general expenses amounted to €4,506 million in the first half of 2025 (22.7% of net sales), versus €4,303 million in the first half of 2024 (23.4% of net sales). The overall increase of 4.7% reflects continued support for launches and newer medicines in specialty care and vaccines.
The ratio of selling and general expenses to net sales was 0.8 of a percentage point lower than in the first half of 2024.
D.4.5. Other operating income and expenses
In the first half of 2025, Other operating income amounted to €533 million, slightly lower than in the first half of 2024, and Other operating expenses increased to €2,476 million (versus €1,977 million in the first half of 2024).
Overall, other operating income and expenses represented a net expense of €1,943 million in the first half of 2025, compared with a net expense of €1,414 million in the first half of 2024.

(€ million)	June 30, 2025	June 30, 2024	Change
Other operating income	533	563	(30)
Other operating expenses	(2,476)	(1,977)	(499)
Other operating income/(expenses), net	(1,943)	(1,414)	(529)
For the first half of 2025, this item included €2,261 million of net expenses related to Regeneron (versus €1,745 million in the first half of 2024), as shown in the table below.

(€ million)	June 30, 2025 (6 months)	June 30, 2024 (6 months)
Income & expense related to (profit)/loss sharing under the Monoclonal Antibody Alliance	(2,475)	(1,934)
Additional share of profit paid by Regeneron towards development costs	494	389
Reimbursement to Regeneron of selling expenses incurred	(346)	(292)
Total: Monoclonal Antibody Alliance	(2,327)	(1,837)
Other (mainly Zaltrap and Libtayo)	66	92
Other operating income/(expenses), net related to Regeneron Alliance	(2,261)	(1,745)
of which amount presented in “Other operating income”	70	96
Other operating income and expenses (net) also includes gains on divestments of assets and operations totalling €344 million, mainly related to portfolio rationalization (versus €319 million for the first half of 2024).
D.4.6. Amortization of intangible assets
Amortization charged against intangible assets in the first half of 2025 amounted to €777 million, versus €898 million in the first half of 2024. This decrease was mainly driven by intangible assets reaching the end of their amortization periods.

SANOFI HALF-YEAR FINANCIAL REPORT 2025	51

Exhibit 99.2
2. Half-year management report
D.4.7. Impairment of intangible assets
The monitoring of impairment indicators for other intangible assets led to the recognition of impairment losses of €210 million in the first half of 2025 linked to research and development projects.
In the first half of 2024, the results of impairment tests on other intangible assets led to a net reversal of impairment losses amounting to €371 million recognized in connection with the divestments of the ProXTen technology platform and of the marketed product Enjaymo, for which some related assets had been subject to impairment losses in previous years.
D.4.8. Fair value remeasurement of contingent consideration
Fair value remeasurements of contingent consideration assets and liabilities relating to business combinations (recognized in accordance with IFRS 3) represented a net expense of €61 million in the first half of 2025, versus a net expense of €66 million in the first half of 2024.
D.4.9. Restructuring costs and similar items
Restructuring costs and similar items amounted to a charge of €430 million in the first half of 2025, compared with a charge of €1,060 million in the first half of 2024.
Restructuring and similar costs decreased by €630 million between June 30, 2024 and June 30, 2025. In the first half of 2024, restructuring and similar costs mainly comprised the impacts of (i) the renewal of the Job Management and Career Paths (GEPP) program in France to cover the 2024-2026 period, including scope extensions in the job profiles affected by transformations and (ii) a voluntary redundancy program announced in 2024 in connection with the reorganization of R&D operations to make Sanofi a leader in immunology.
D.4.10. Other gains and losses, and litigation
For the first half of 2025, Other gains and losses, and litigation is a charge of €57 million, mainly related to major litigation. That compares with a charge of €450 million in the first half of 2024, mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii.
D.4.11. Operating income
Operating income amounted to €3,759 million in the first half of 2025, versus €2,768 million in the first half of 2024. The year-on-year change was mainly due to the increase in Gross profit.
D.4.12. Financial income and expenses
Net financial expenses were €177 million in the first half of 2025, €129 million lower than the 2024 first-half figure of €306 million. The 2025 first-half figure includes a financial expense of €50 million (€176 million for the first half of 2024) in respect of the remeasurement of the liability recorded in the balance sheet for estimated future royalties on Beyfortus sales in the US.
Our cost of net debt (see the definition in Section D.7., “Consolidated balance sheet” below) was €57 million in the first half of 2025, compared with €67 million in the first half of 2024.
D.4.13. Income before tax and investments accounted for using the equity method
Income before tax and investments accounted for using the equity method for the first half of 2025 was €3,582 million, versus €2,462 million for the first half of 2024.
D.4.14. Income tax expense
Income tax expense totaled €711 million in the first half of 2025, versus €379 million in the first half of 2024, giving an effective tax rate (based on consolidated net income) of 19.8%, versus 15.4% in the first half of 2024. The increase in income tax expense was mainly due to a year-on-year decrease in restructuring costs relating to severance plans announced in the first half of 2025 and to Sanofi’s ongoing transformation projects (€113 million in the first half of 2025, versus €343 million in the first half of 2024). This was partly offset by a rise in the tax effects of amortization and impairment of intangible assets (€173 million in the first half of 2025, versus €48 million in the first half of 2024).
The effective tax rate on our “Business net income”(1) is a non-IFRS financial measure. It is calculated on the basis of business operating income, minus net financial expenses and before (i) the share of profit/loss from investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. We believe the presentation of this measure, used by our management, is also useful for investors as it provides a mean of analyzing the effective tax cost of our current business activities. It should not be seen as a substitute for the effective tax rate based on consolidated net income.
When calculated on business net income, our effective tax rate was 21.0% in the first half of 2025, compared with 20.0% in the first half of 2024 and 19.8% for 2024 as a whole. The main factors in this year-on-year change were (i) the impact of the OECD Pillar Two model rules, which aim to ensure that large multinationals pay a minimum level of tax on the income arising in each jurisdiction where they operate; and (ii) the full effect of the 2024 portion of the temporary exceptional corporate income tax
(1) See definition in section D.2., “Business net income”.

52	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
contribution introduced under the 2025 French Finance Bill. This latter item is excluded from the annual average effective tax rate calculation in accordance with IAS 34.
D.4.15. Share of profit/(loss) from investments accounted for using the equity method
Share of profit/(loss) from investments accounted for using the equity method showed net income of €85 million for the first half of 2025 (versus a net loss of €22 million for the first half of 2024), including €11 million for Sanofi’s share of profits from OPAL JV Co for the period starting May 1st, 2025 until June 30, 2025.
D.4.16. Net income from continuing operations
Net income from continuing operations amounted to €2,956 million in the first half of 2025, compared with €2,061 million in the first half of 2024.
D.4.17. Net income from discontinued operations
Due to (i) the classification of Opella's assets and liabilities as held for sale since the announcement on October 21, 2024 of the opening of exclusive negotiations with CD&R for the transfer of those assets and liabilities and (ii) the assessment that Opella qualifies as a principal line of business within the meaning of IFRS 5, the net income or loss of Opella is presented in a separate line item, Net income from discontinued operations (see Notes B.1. and B.22. to our condensed half-year consolidated financial statements).
In the first half of 2025, Net income from discontinued operations amounted to €2,881 million, reflecting the net income of Opella until the date of loss of control and also including a net gain of €2,693 million resulting from the divestment of Opella as of the date of loss of control.
In the first half of 2024, Net income from discontinued operations amounted to € 202 million.
D.4.18. Net income
Net income amounted to €5,837 million in the first half of 2025, including a gain of €2,693 million on the divestment of Opella, versus €2,263 million in the first half of 2024.
D.4.19. Net income attributable to non-controlling interests
Net income attributable to non-controlling interests for the first half of 2025 was €25 million, against €17 million for the first half of 2024.
D.4.20. Net income attributable to equity holders of Sanofi
Net income attributable to equity holders of Sanofi amounted to €5,812 million in the first half of 2025, versus €2,246 million in the first half of 2024.
Basic earnings per share (EPS) was €4.74, compared with €1.80 for the first half of 2024, based on an average number of shares outstanding of 1,225.5 million for the first half of 2025 and 1,249.4 million for the first half of 2024. Diluted earnings per share was €4.72, versus €1.79 for the first half of 2024, based on an average number of shares after dilution of 1,230.7 million for the first half of 2025 and 1,253.8 million for the first half of 2024.
D.5. Segment results
In the first half of 2025, our “Business operating income” (see Note B.21.1. to our condensed half-year consolidated financial statements for a definition and further details) was €5,363 million, versus €4,938 million for the first half of 2024, an increase of 8.6%. Our “Business operating income margin” was 27.0% (versus 26.9% for the first half of 2024).
Our business operating income (non-IFRS) is reconciled with our operating income (IFRS) in Note "B.21. Segment information — B.21.1. Segment results” to our condensed half-year consolidated financial statements.
The table below sets forth our business operating income :

(€ million)	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)	Change
Biopharma segment operating income (IFRS)	5,347	4,916	+8.8%
As percentage of sales	26.9%	26.8%
Other	16	22	-27.3%
Business operating income (non-IFRS)	5,363	4,938	+8.6%
As percentage of sales	27.0%	26.9%
(a) Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

SANOFI HALF-YEAR FINANCIAL REPORT 2025	53

Exhibit 99.2
2. Half-year management report
D.6. Consolidated statements of cash flows
Summarized consolidated statements of cash flows:

(€ million)	June 30, 2025 (6 months)	June 30, 2024 (6 months) (a)
Net cash provided by/(used in) continuing operating activities	3,367	1,238
Net cash provided by/(used in) operating activities of the discontinued Opella business	188	184
Net cash provided by/(used in) operating activities	3,555	1,422
Net cash provided by/(used in) continuing investing activities	(1,979)	(3,355)
Net cash provided by/(used in) investing activities of the discontinued Opella business	(36)	(58)
Net cash inflow from the Opella transaction (b)	10,742	—
Net cash provided by/(used in) investing activities	8,727	(3,413)
Net cash provided by/(used in) continuing financing activities	(4,441)	92
Net cash provided by/(used in) financing activities of the discontinued Opella business	(48)	(3)
Net cash provided by/(used in) financing activities	(4,489)	89
Impact of exchange rates on cash and cash equivalents	(42)	(13)
Cash and cash equivalents reported as held for sale as of December 31, 2024	167	—
Net change in cash and cash equivalents	7,918	(1,915)
Cash and cash equivalents, beginning of period	7,441	8,710
Cash and cash equivalents, end of period	15,359	6,795
(a) Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
(b)For the six months ended June 30, 2025, this amount includes €(667) million in respect of cash and cash equivalents held by Opella as of April 30, 2025.

Net cash provided by/(used in) continuing operating activities represented a net cash inflow of €3,367 million in the first half of 2025, against €1,238 million in the first half of 2024.
Operating cash flow before changes in working capital for the first half of 2025 was €3,980 million, versus €3,608 million in the first half of 2024.
Working capital requirements decreased by €613 million in the first half of 2025, versus a decrease of €2,370 million in the first half of 2024; the year-on-year change mainly reflects a reduction in provisions for rebates in the United States as a consequence of the reduction in the list price of Lantus from January 1, 2024.
Net cash provided by/(used in) continuing investing activities represented a net cash outflow of €1,979 million in the first half of 2025, including the impact of the acquisition of Dren-0201, Inc. for $602 million (see Note B.1.2. to our condensed half-year consolidated financial statements). That compares with a net cash outflow of €3,355 million in the first half of 2024, resulting mainly from the acquisition of Inhibrx, Inc. for $2,035 million.
Acquisitions of property, plant and equipment and intangible assets totaled €1,420 million, versus €1,804 million in the first half of 2024. There were €845 million of acquisitions of property, plant and equipment (versus €882 million in the first half of 2024), corresponding primarily to investments in industrial facilities. Acquisitions of intangible assets (€575 million, versus €922 million in the first half of 2024) mainly comprised contractual payments for intangible rights, primarily under license and collaboration agreements.
After-tax proceeds from disposals (excluding disposals of consolidated entities and investments in joint ventures and associates) amounted to €434 million in the first half of 2025, compared with €516 million for the first half of 2024, and related mainly to divestments of assets and operations relating to portfolio streamlining and to disposals of equity and debt instruments.
Net cash provided by/(used in) continuing financing activities represented a net cash outflow of €4,441 million in the first half of 2025, compared with a net inflow of €92 million in the first half of 2024. The 2025 first-half figure includes (i) the dividend payout to our shareholders of €4,772 million (versus €4,704 million in the first half of 2024); (ii) €4,332 million of net external debt contracted (versus net external debt contracted of €5,102 million in the first half of 2024); (iii) movements in Sanofi’s share capital, including purchases of treasury shares and the related tax effects (€4,003 million, versus €302 million in the first half of 2024); and (iv) share capital increases of €29 million (compared with €21 million in the first half of 2024).
The net change in cash and cash equivalents in the first half of 2025 was an increase of €7,918 million, compared with a decrease of €1,915 million in the first half of 2024.
“Free cash flow” is a non-IFRS financial measure which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments(1) (net of divestments(1)), for debt repayment, and for payments to shareholders. “Free cash flow” is determined from business net income(2) after adding back (in the case of expenses and losses) or deducting (in the case of income and gains) the following
(1)    Above a cap of €500 million per transaction.
(2)    Non-IFRS financial measure, as defined in “Business net income” above.

54	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
items: depreciation, amortization and impairment, share of undistributed earnings from investments accounted for using the equity method, gains & losses on disposals of non-current assets, net change in provisions (including pensions and other post-employment benefits), deferred taxes, share-based payment expense and other non-cash items. It also includes net changes in working capital, capital expenditures and other asset acquisitions(3) net of disposal proceeds(3) and payments related to restructuring and similar items. “Free cash flow” is not defined by IFRS, and is not a substitute for Net cash provided by/(used in) operating activities as reported under IFRS. Management recognizes that the term “Free cash flow” may be interpreted differently by other companies and under different circumstances.
The table below sets forth a reconciliation between Net cash provided by/(used in) operating activities and “Free cash flow”:

(€ million)	June 30, 2025 (6 months)	June 30, 2024 (6 months)(a)
Net cash provided by/(used in) operating activities(b)	3,555	1,422
Net cash provided by/(used in) operating activities of the discontinued Opella business	(188)	(184)
Acquisitions of property, plant and equipment and software	(873)	(911)
Acquisitions of intangible assets, equity interests and other non-current financial assets(c)	(986)	(506)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(c)	434	518
Repayment of lease liabilities	(124)	(136)
Other items	640	225
Free cash flow(d)	2,458	428
(a)Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
(b)Most directly comparable IFRS measure to free cash flow.
(c)    Not exceeding a cap of €500 million per transaction.
(d)    Non-IFRS financial measure (see definition in section D.2. above).
D.7. Consolidated balance sheet
Total assets were €124,959 million as of June 30, 2025, versus €132,798 million as of December 31, 2024, representing a decrease of €7,839 million.
Net debt was €5,102 million as of June 30, 2025, versus €8,772 million as of December 31, 2024. We believe the presentation of this non-IFRS financial measure, which is reviewed by our management, provides useful information to measure our overall liquidity and capital resources. We define “net debt” as (i) the sum total of short-term debt, long-term debt, and interest rate derivatives and currency derivatives used to manage debt, minus (ii) the sum total of cash and cash equivalents and interest rate derivatives and currency derivatives used to manage cash and cash equivalents.

(€ million)	June 30, 2025	December 31, 2024
Long-term debt	13,200	11,791
Short-term debt and current portion of long-term debt	7,309	4,209
Interest rate and currency derivatives used to manage debt	10	137
Total debt (IFRS)	20,519	16,137
Cash and cash equivalents	(15,359)	(7,441)
Interest rate and currency derivatives used to manage cash and cash equivalents	(58)	76
Net debt (a) (non-IFRS)	5,102	8,772
Total equity	70,279	77,857
Gearing ratio (non-IFRS)	7.3%	11.3%
(a)Net debt does not include lease liabilities, which amounted to €1,776 million as of June 30, 2025 and €1,906 million as of December 31, 2024.
To assess our financing risk, we use the “gearing ratio”, another non-IFRS financial measure. This ratio (which we define as the ratio of net debt to total equity) rose from 11.3% as of December 31, 2024 to 7.3% as of June 30, 2025. Analyses of our debt as of June 30, 2025 and December 31, 2024 are provided in Note B.9. to our condensed half-year consolidated financial statements.
Because our “net debt” and “gearing ratio” are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures. Despite the use of non-IFRS measures by management in setting goals and measuring performance, these measures have no standardized meaning prescribed by IFRS.
We expect that the future cash flows generated by our operating activities will be sufficient to repay our debt. The financing arrangements in place as of June 30, 2025 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to Sanofi’s credit rating.
(3)    Not exceeding a cap of €500 million per transaction.

SANOFI HALF-YEAR FINANCIAL REPORT 2025	55

Exhibit 99.2
2. Half-year management report
Other key movements in the balance sheet are described below.
Total equity was €70,279 million as of June 30, 2025, versus €77,857 million as of December 31, 2024. The net change reflects the following principal factors:
•an increase representing our net income for the first half of 2025 (€5,837 million);
•an decrease of €5,203 million due to currency translation differences arising on the financial statements of foreign subsidiaries, mainly due to movements in the US dollar;
•a decrease representing the dividend payout to our shareholders of €4,772 million; and
•the repurchase by Sanofi of 39,344,633 of its own shares during the first half of 2025 for a total amount of €3,988 million, plus €15 million of related tax payments.
As of June 30, 2025 we held 10.66 million of our own shares, recorded as a deduction from equity and representing 0.868% of our share capital.
Goodwill and Other intangible assets (€60,714 million in total) decreased by €5,299 million, due mainly to the impact of exchange rates and particularly to the fluctuation in the US dollar.
Investments accounted for using the equity method (€3,563 million) increased by €3,247 million. This increase primarily results from Sanofi retaining a 48.2% equity interest in OPAL JV Co following the loss of control of Opella, with CD&R holding 50% and Bpifrance holding 1.8%. For further details, please refer to Note B.1. to our condensed half-year consolidated financial statements.
Other non-current assets (€4,109 million) increased by €356 million.
Net deferred tax assets were €6,293 million as of June 30, 2025, compared with €6,166 million as of December 31, 2024, an increase of €127 million.
Non-current provisions and other non-current liabilities (€7,116 million) fell by €980 million relative to December 31, 2024. This reduction is mainly due to foreign exchange impacts (€522 million), and to the settlement reached on the litigation related to Plavix (clopidogrel) in the US state of Hawaii (see Note B.14. to our condensed half-year consolidated financial statements).
Liabilities related to business combinations and to non-controlling interests (€564 million) decreased by €77 million.

56	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
E/ Risk factors and related party transactions
E.1. Risk factors
The main risk factors to which Sanofi is exposed are described in the 2024 Form 20-F for the year ended December 31, 2024, filed with the US Securities and Exchange Commission on February 13, 2025(1).
The risk “Completion of the separation of Opella is subject to conditions that may not be satisfied and we may fail to realize any or all of the anticipated benefits of the separation and/or face unintended adverse impacts on our business” is replaced by the risk “We may fail to realize any or all of the anticipated benefits of the separation of Opella and/or face unintended adverse impacts on our business”, and should be read as follows:
“On April 30, 2025, we announced that the Opella transaction had been completed. Completion of the separation, for which we have incurred and are expected to incur significant costs, may not achieve the expected benefits in full or in part and there is no guarantee as to the timing of when or if any such benefits may be realized. The success of the transaction and its expected benefits will depend on several factors, including many factors outside of our control, and a number of assumptions that may prove incorrect.
Further to the separation, we may face a number of challenges relating to the implementation of the separation and to operating without the Opella business. There may be adverse financial, operational, regulatory, consumer, patient and reputational implications if we fail (either wholly or in part) to meet such challenges. Such adverse implications could impact our financial condition, results of operations and/or prospects. For example, since the separation our business is smaller and less diversified than previously, and is more susceptible to adverse developments in the remaining business and markets in which we operate. Accordingly, should any part of our remaining business underperform, this could have a greater adverse impact on our results or financial condition following separation than would have been the case prior to the separation. In addition, post-separation we have greater relative exposure to the global pharmaceuticals and vaccines markets and the associated risks and will no longer benefit from exposure to the Consumer Healthcare market we had prior to separation from the Opella business; this change makes us more reliant on R&D processes (see "—Several factors may hinder or delay Sanofi's research and development efforts to renew Sanofi's portfolio of medicines and vaccines" in Item 3.D. of the 2024 Form 20-F). There is a risk that the anticipated benefits of the separation may not be realized as expected.
The process of separating Opella from our remaining operations may be complex, time-consuming, and resource-intensive, and will require the separation of previously shared systems, processes, and infrastructure, which could result in unanticipated costs, delays, or ongoing operational inefficiencies. In connection with the divestiture, we are required to provide transitional services to Opella, which will require further resources and could expose us to additional liabilities.
Finally, as we retain a holding in Opella of 48.2% with veto rights only on certain matters, we will not control operational decisions and Opella's success will depend on its ability to retain talent and skilled professionals and take advantage of the opportunities that lie ahead in its segment. Therefore, our remaining holding in Opella may fall in value if Opella's strategy does not deliver the expected benefits.”
The risk “Our largest shareholder owns a significant percentage of the share capital and voting rights of Sanofi” is modified and should now be read as follows:
“Following the buy-back we made of a block of shares from L'Oréal in February 2025, and after cancellation on March 13, 2025 of said shares, as of June 30, 2025 L’Oréal held 7.23% of Sanofi's share capital and 13.12% of Sanofi's effective voting rights (excluding treasury shares). Individuals linked to L'Oréal currently serve on Sanofi's Board of Directors. For as long as L'Oréal retains its interest in our share capital and voting rights, it will remain in a position to exert influence in the appointment of directors and officers of Sanofi and in other corporate actions that require shareholder approval.”
Any of those risks, and others that we may not yet have identified, could materialize during the second half of 2025 or during subsequent periods, and could cause actual results to differ materially from those described elsewhere in this report.
E.2. Related party transactions
Our principal related parties are defined in Note D.33. to our consolidated financial statements included in the 2024 Form 20-F (page F-92)(1).
Note B.5. to our condensed half-year consolidated financial statements provides a description of the main transactions and balances for the six months ended June 30, 2025 with equity-accounted entities that qualify as related parties.
Sanofi did not enter into any transactions with key management personnel during the first half of 2025.
Financial relations with the Group’s principal shareholders fall within the ordinary course of business and were immaterial in the first half of 2025.

(1)    Available on our corporate website: www.sanofi.com.

SANOFI HALF-YEAR FINANCIAL REPORT 2025	57

Exhibit 99.2
2. Half-year management report

F/ Outlook
In 2025, net sales are anticipated to grow by a high single-digit percentage at CER(1) (previously mid-to-high single-digit). Sanofi confirms the expectation of a strong business earnings per share(2) (business EPS) rebound with growth at a low double-digit percentage at CER (before share buybacks), and now including all expenses from newly acquired businesses.
Sanofi intends to complete its €5 billion share buyback program in 2025 of which 80.3% has been completed to date.
Applying average July 2025 exchange rates, the currency impact on 2025 business EPS is expected to be around -6%.
Full-year business net income(1) for 2024 was €8,912 million, resulting in business earnings per share of €7.12.

This guidance was prepared on a basis comparable with that used to prepare our historical financial information, and in accordance with Sanofi accounting policies. It was also prepared on the basis of assumptions established by Sanofi and its subsidiaries, including but not limited to:
•trends in the competitive environment, in terms of innovative products and launches of generics;
•respect for our intellectual property rights;
•progress on our research and development programs;
•the impact of, and progress on, our operating cost containment policy;
•trends in exchange rates and interest rates;
•integration of the contribution from acquisitions; and
•the average number of shares outstanding.
Some of the above information, estimates and assumptions are derived from or rely on, in full or in part, judgments and decisions made by Sanofi management which may change or be amended in future.

(1) Non-IFRS financial measure. For a definition, see Section D.3., “Net Sales” above.
(2) Non-IFRS financial measure. For a definition, see Section D.2., “Business net income” above.

58	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
Forward-looking statements
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Words such as “believe”, “anticipate”, “can”, “contemplate”, “could”, “plan”, “expect”, “intend”, “is designed to”, “may”, “might”, “plan”, “potential”, “objective” “target”, “estimate”, “project”, “predict”, “forecast”, “ambition”, “guideline”, “should”, “will”, “estimates”, “plans” or the negative of these and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “may”, “is considering”, “believes”, “intends”, “envisages”, “aims”, “plans”, “is designed to”, “could”, “forecasts”, “predicts”, “potential”, “objective”, “estimates”, “projects”, “is programming”, “is likely to” and “wants” or the negative thereof, and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.
These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crisis may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the U.S. Securities and Exchange Commission (SEC) and the French Autorité des marchés financiers (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s Annual Report on Form 20-F for the year ended December 31, 2024. For an update on litigation, refer to Note B.14. “Legal and arbitration proceedings” to our condensed half-year consolidated financial statements for the six months ended June 30, 2025, and to section “A.3.2. Legal and arbitration proceedings”, and section “E/ Risk factors and related party transactions”, of this half-year management report.
With respect to any sustainability or environmental, social and governance (ESG)-related information contained herein, in light of the significant uncertainties inherent in such statements and other related information contained herein, investors should not regard these statements as a representation or warranty by Sanofi or any other person that Sanofi will achieve its goals, objectives, aspirations, metrics, plans or targets in any specified time frame or at all, including with respect to ESG and sustainability matters, and such statements and other information are dependent on future market factors, such as customer demand, continued technological progress, policy support and timely rule-making or continuation of government incentives and funding, and are forward-looking statements. Sanofi’s ability to achieve goals, objectives, aspirations, metrics, plans or targets in any specified time frame or at all, including with respect to ESG and sustainability matters, is subject to other conditions and considerations, both within and outside Sanofi’s control, that may affect its ability to meet such goals, objectives, aspirations, metrics, plans or targets, and/or put in place the initiatives required to meet them. Such conditions and considerations include but are not limited to the risk factors described above. In addition, historical, current, and forward-looking environmental and other ESG or sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future, including future laws and rulemaking. Sanofi plans to continue to evaluate its goals, objectives, aspirations, metrics, plans and targets and its approach to them and may make adjustments as it deems necessary in light of such considerations.
Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.
All trademarks mentioned in this document are protected and are either trademarks owned by Sanofi and/or its subsidiaries, or trademarks licensed to Sanofi and/or its subsidiaries, or trademarks owned by third parties (including Regeneron and Sobi).

SANOFI HALF-YEAR FINANCIAL REPORT 2025	59

Exhibit 99.2
2. Half-year management report
G/ Appendix - research and development pipeline
R&D Pipeline

Registration
Name	Description	Indication
Dupixent (a)	IL4xIL13 mAb	Bullous pemphigoid (EU, JP, CN) Chronic spontaneous urticaria (EU)
Qfitlia (1)	RNAi targeting anti-thrombin	Hemophilia A and B (CN)
rilzabrutinib	BTK inhibitor	Immune thrombocytopenia (US, EU, CN)
Cerezyme	Enzyme replacement therapy	Gaucher disease type 3 (US)
tolebrutinib	BTK inhibitor	Non-relapsing secondary progressive MS (US, EU)
Sarclisa	CD38 mAb	NDMM, TE (HD7) (EU)

Phase 3
Name	Description	Indication	Name	Description	Indication
Immunology			Neurology
Dupixent(a)	IL4xIL13 mAb	•Chronic pruritus of unknown origin •Lichen simplex chronicus	tolebrutinib	BTK inhibitor	Primary progressive MS
itepekimab(a) (2)	IL33 mAb	•Chronic obstructive pulmonary disease •Chronic rhinosinusitis with nasal polyps	frexalimab(b)	CD40L mAb	•Relapsing MS •Non-relapsing secondary progressive MS
amlitelimab	OX40L mAb	Atopic dermatitis	riliprubart	C1s inhibitor	•SOC-refractory CIDP •IVIg-treated CIDP
Rezurock	ROCK2 inhibitor	Chronic lung allograft dysfunction	Oncology
Tzield	CD3 mAb	Type 1 diabetes	Sarclisa	CD38 mAb	NDMM, TE (HD7) (US) NDMM, TE (IsKia) Smoldering MM (ITHACA)
Rare diseases				CD38 mAb subcutaneous	Relapsed/refractory MM (IRAKLIA)
Nexviazyme	Enzyme replacement therapy	Infantile-onset Pompe disease	Vaccines
venglustat	Oral GCS inhibitor	•Fabry disease •Gaucher disease type 3	Fluzone HD	Multivalent inactivated vaccine	Flu (50 years+)
			SP0087	Vero cell vaccine	Rabies
			SP0125	Live attenuated vaccine	RSV (toddlers)
			SP0202(c)	21-valent conjugate vaccine	Pneumococcal disease
			SP0218	Vero cell vaccine	Yellow fever

(1) Also known as fitusiran, currently in phase 3 in the EU
(2) Subject to further analysis and regulatory discussions
Collaborations (a) Regeneron - (b) ImmuNext - (c) SK bioscience
Abbreviations
BTK: Bruton’s tyrosine kinase - CD: Cluster of differentiation - C1s: Complement component 1s - CIDP: Chronic inflammatory demyelinating polyneuropathy - CN: China - EU: Europe - GCS: Glucosylceramide synthase - HD: High dose - IL: Interleukin - IVIg: Intravenous immunoglobulin - JP: Japan - mAb: Monoclonal antibody - MM: Multiple myeloma - MS: Multiple sclerosis - NDMM: Newly diagnosed multiple myeloma - RNAi: RNA interference - ROCK2: Rho Associated coiled-coil containing protein kinase 2 - RSV: Respiratory syncytial virus - SOC: Standard of care - TE: Transplant eligible - US: United States of America

60	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report

Phase 2
Name	Description	Indication	Name	Description	Indication
Immunology			Rare diseases
Dupixent(a)	IL4xIL13 mAb	Ulcerative colitis	rilzabrutinib	BTK inhibitor	Warm autoimmune hemolytic anemia
itepekimab(a)	IL33 mAb	•Bronchiectasis •Chronic rhinosinusitis without nasal polyps	SAR447537	AAT fusion protein	Alpha-1 antitrypsin deficiency
amlitelimab	OX40L mAb	•Alopecia areata •Asthma •Celiac disease •Systemic sclerosis	frexalimab rilzabrutinib brivekimig	CD40L mAb BTK inhibitor TNFaxOX40L NANOBODY® VHH	Focal segmental glomerulosclerosis/ minimal change disease
rilzabrutinib	BTK inhibitor	•Asthma •Chronic spontaneous urticaria •IgG4-related disease	Oncology
frexalimab (b)	CD40L mAb	•Systemic lupus erythematosus •Type 1 diabetes	Sarclisa	CD38 mAb	Relapsed/refractory MM
balinatunfib	Oral TNFR1 signaling inhibitor	•Rheumatoid arthritis •Crohn’s disease •Ulcerative colitis	SAR447873(e)	SSTR targeting alpha-emitter therapy	Gastroenteropancreatic neuroendocrine tumors
lunsekimig	IL13xTSLP NANOBODY® VHH	•Asthma •High-risk asthma •Atopic dermatitis •Chronic rhinosinusitis with nasal polyps	SAR445877	PD1xIL15 fusion protein	Solid tumors
eclitasertib(c)	RIPK1 inhibitor	Ulcerative colitis	Vaccines
brivekimig	TNFaxOX40L NANOBODY® VHH	•Hidradenitis suppurativa •Type 1 diabetes	SP0230	5-valent (ACWY+B) vaccine	Meningitis
duvakitug(e)	TL1A mAb	•Crohn’s disease •Ulcerative colitis	SP0256 (1)	mRNA vaccine	RSV (older adults)
riliprubart	C1s inhibitor	Antibody-mediated rejection	SP0268	mRNA vaccine	Acne
			SP0289	mRNA vaccine	Flu (H5 pandemic)
			SP0335	Inactivated adjuvanted vaccine	Flu (H5 pandemic)

Phase 1
Name	Description	Indication	Name	Description	Indication
Immunology			Oncology
SAR444336	Non-beta IL2 SynthorinTM	Inflammatory indication	SAR445953 (h)	CEACAM5-Topo1 ADC	Colorectal cancer
SAR445399(1)	IL1R3 mAb	Inflammatory indication	SAR446523	GPRC5D mAb	Multiple myeloma
SAR445514 (f)	Trifunctional anti-BCMA NK cell engager	Inflammatory indication	Vaccines
SAR446422	CD28xOX40 bispecific Ab	Inflammatory indication	SP0237	mRNA vaccine	Flu
SAR446959	MMP13xADAMTS5xCAP NANOBODY® VHH	Knee osteoarthritis	SP0287	Fluzone HD+Nuvaxovid	Flu+COVID-19
SAR448501	CD20 bispecific mAb	Inflammatory indication	SP0287	Flublok+Nuvaxovid	Flu+COVID-19
Neurology			SP0256 (2)	mRNA vaccine	RSV+hMPV (older adults)
SAR446159 (g)	SynucleinxIGF1R mAb	Parkinson’s disease	SP0291	mRNA vaccine	RSV+hMPV+PIV3 (older adults)
SAR402663	AAV2-sFLT01 gene therapy	Wet age-related macular degeneration	SP0269	mRNA vaccine	Chlamydia
(1) Also known as MAB212, in-licensed from MAB Discovery
Collaborations (a) Regeneron - (b) ImmuNext - (c) Denali - (d) Teva Pharmaceuticals - (e) RadioMedix and Orano Med - (f) Innate Pharma - (g) ABL Bio - (h) Pfizer
Abbreviations
AAT: Alpha-1 antitrypsin - AAV2: Adeno-associated virus type 2 - Ab: Antibody - ADAMTS5: A Disintegrin And Metalloproteinase with Thrombospondin Motifs 5 - ADC: Antibody-drug conjugate - BCMA: B-Cell maturation antigen - BTK: Bruton’s tyrosine kinase - C1s: Complement component 1s - CAP: Cartilage anchoring protein - CD: Cluster of differentiation - CEACAM5: Carcinoembryonic antigen cell adhesion molecule 5 - GPRC5D: G-protein coupled receptor family C group 5 member D - H5: hemagglutinin 5 - hMPV: human Metapneumovirus - IGF1R: Insulin-like growth factor 1 receptor - IgG4: Immunoglobulin G4 - IL: Interleukin - IL1R3: Interleukin-1 receptor 3 - mAb: Monoclonal antibody - MM: Multiple myeloma - MMP13: Matrix metallopeptidase 13 - mRNA: messenger RNA - NK: Natural killer - PD1: Programmed death protein 1 – PIV3: Parainfluenza virus type 3 - RIPK1: Receptor-interacting serine/threonine protein kinase 1 - RSV: Respiratory syncytial virus - SSTR: Somatostatin receptor - TL1A: Tumor necrosis factor-like cytokine 1A - TNFa: Tumor necrosis factor alpha - TNFR1: Tumor necrosis factor receptor 1 - Topo1: Topoisomerase - TSLP: Thymic stromal lymphopoietin

SANOFI HALF-YEAR FINANCIAL REPORT 2025	61

Exhibit 99.2
2. Half-year management report
3. Statutory auditors’ review report on the half-yearly financial information
Period from January 1 to June 30, 2025
To the Shareholders,
In compliance with the assignment entrusted to us by your Annual General Meetings and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code (Code monétaire et financier), we hereby report to you on:
•the review of the accompanying (condensed) half-yearly consolidated financial statements of Sanofi, for the period from January 1, 2025 to June 30, 2025;
•the verification of the information presented in the half-yearly management report.
These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.
1.   Conclusion on the financial statements
We conducted our review in accordance with professional standards applicable in France.
A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – standard of the IFRSs as adopted by the European Union applicable to interim financial information.
2.   Specific verification
We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Neuilly-sur-Seine and Levallois-Perret, July 31 2025.

The statutory auditors French original signed by

PricewaterhouseCoopers Audit	Forvis Mazars SA
Anne-Claire Ferrié Amélie Graffan	Loïc Wallaert Ariane Mignon

*    This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

62	SANOFI HALF-YEAR FINANCIAL REPORT 2025

Exhibit 99.2
2. Half-year management report
4. Responsibility statement of the certifying officer: half-year financial report
“I hereby certify that, to the best of my knowledge, the condensed half-year consolidated financial statements have been prepared in accordance with the applicable accounting standards and give a true and fair view of the assets and liabilities, financial position and net income of the Company and the entities included in the scope of consolidation, and that the half-year management report starting on page 36 provides an accurate overview of the significant events of the first six months of the financial year with their impact on the half-year consolidated financial statements, together with the major transactions with related parties and a description of the main risks and uncertainties for the remaining six months of the financial year.”

Paris, July 31, 2025

Paul Hudson
Chief Executive Officer

SANOFI HALF-YEAR FINANCIAL REPORT 2025	63

sanofi

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